SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Rio de Janeiro, November 28 , 2006

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity. Over 50% of CSN’s steel products are high value added ones. CSN is also the sole tin-plate producer in Brazil and the fifth largest producer of tin plate in the world.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore, limestone and dolomite. Besides its captive mines, CSN controls logistics assets - ports and railways - which enable an extremely cost efficient operation. This concept allows CSN to continuously capture important levels of synergies, thus assuring its position as one of the most cost competitive steel producers in the world.

Revaluation of CTE does not impact results

CSN has clarified today that the news released yesterday around 3 p.m. (São Paulo Time) on the impact on the Company’s fourth quarter or FYE 2006 due to the recent revaluation of its Thermoelectric Power Plant (CTE) in Volta Redonda is not correct.

José Marcos Treiger, CSN’s Investor Relations Director
Said that: “In fact and during our latest Board Meeting, the results of the most recent and routine appraisal for the Thermoelectric Power Plant were presented and duly approved by our Board Members. The new Balance Sheet Value of CTE was reduced in approximately R$44 million, to R$786.3 million”.

Treiger added that: “We found the statement that the revaluation would affect our P&L numbers, attributed to our Company, odd. In reality, we were never consulted on this issue. I reiterate that the accounting registers associated with revaluations, which are routine ones in Brazil, affect only Balance Sheet accounts. We are not going to have any impact whatsoever, neither on the 4th. Quarter nor on the 2006 FYE results of CSN, due to this new appraisal”.

Contacts:

For CSN:
Jose Marcos Treiger (Investors)
+55-11-3049-7511

David Moise Salama (Investors)
+55-11-3049-7588

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.